Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161199

Prospectus Supplement to Prospectus Supplement dated September 2, 2009 and
Prospectus dated August 21, 2009.

SAMSON OIL & GAS LIMITED

345,871,200 Ordinary Shares in the form of American Depositary Shares including
31,442,820 Ordinary Shares in the form of American Depositary Shares issuable upon Exercise of Warrants

We distributed to holders of our American Depositary Shares, or ADSs, nontransferable pro rata subscription rights. Each ADS owned of record at the close of business in New York City on September 16, 2009, entitled its holder to purchase six ADSs for US$0.216648 (the Reserve Bank of Australia’s published 4:00 p.m. buying rate for A$0.24 on October 12, 2009) per ADS, and two warrants were included at no charge with each ADS purchased. Each warrant entitles its holder to purchase 0.05 of an ADS (so that 20 warrants are required to purchase one ADS) at a cash exercise price of A$0.30 per ADS, subject to adjustment. Warrants are nontransferable and nonvoting, and may be exercised at any time and from time to time until 5:00 p.m., Perth, Australia time, December 31, 2012, the expiration date of the warrant exercise period. Each ADS represents 20 ordinary shares (or a right to receive 20 ordinary shares) deposited with The Bank of New York Mellon, the depositary.

Each ADS holder who elected to participate in this ADS rights offering also was eligible to apply to oversubscribe for any ADSs or warrants that were not subscribed for by the other ADS holders in the ADS rights offering.

Of the up to 645,314,400 ordinary shares in the form of ADSs that were registered in the rights offering prospectus supplement dated September 2, 2009 and accompanying prospectus dated August 21, 2009, 345,871,200 ordinary shares in the form of ADSs were issued in the rights offering. Of these 314,428,380 ADSs, 133,444,740 were issued pursuant to the initial subscriptions and 180,983,640 ADSs were issued pursuant to the oversubscriptions. Of the up to 64,531,440 warrants and underlying ordinary shares in the form of ADSs that were registered in the rights offering prospectus supplement dated September 2, 2009 and accompanying prospectus dated August 21, 2009, 31,442,838 warrants were issued in the rights offering. Of these 31,442,838 warrants, 13,344,474 warrants were issued pursuant to the initial subscriptions and 18,098,364 warrants were issued pursuant to the oversubscriptions, so that a total of 31,442,838 ordinary shares in the form of ADSs will be issuable upon exercise of all of the issued warrants.

While the ADSs issuable upon exercise of the warrants are currently registered pursuant to the registration statement underlying this prospectus, it is possible that some warrants will not be exercisable in the future because a registration statement relating to the ADSs issuable upon their exercise is not then current or because those ADSs are not registered or qualified under, or deemed to be exempt from, the securities laws of the state of residence of the holder of the warrants.  We will use our best efforts to maintain this registration statement current for purpose of enabling warrant holders to exercise warrants and receive underlying ordinary shares in the form of ADSs until the expiration of the warrant exercise period.  There is no assurance, however, that we will be able to do so. See “Description of Warrants” on page S-29 in the prospectus supplement dated September 2, 2009.

See “Risk Factors” beginning on page S-14 of the prospectus supplement dated September 2, 2009 and page 3 of the accompanying prospectus dated August 21, 2009.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the prospectus supplement dated September 2, 2009 or the accompanying prospectus dated August 21, 2009. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 19, 2009.